UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 16, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated November 16, 2010, entitled “Chesapeake Energy Corporation and CNOOC Limited Announce Closing of Eagle Ford Shale Project Cooperation Agreement”.

Exhibit 99.1

FOR IMMEDIATE RELEASE
NOVEMBER 16, 2010

 CHESAPEAKE ENERGY CORPORATION AND CNOOC LIMITED ANNOUNCE CLOSING OF EAGLE FORD SHALE PROJECT COOPERATION AGREEMENT

HONG KONG, NOVEMBER 16, 2010 – Chesapeake Energy Corporation (NYSE:CHK) and CNOOC Limited (NYSE:CEO; SEHK:00883) today announced the closing of a project cooperation agreement whereby CNOOC International Limited, a wholly owned subsidiary of CNOOC Limited, purchased a 33.3% undivided interest in Chesapeake’s 600,000 net oil and natural gas leasehold acres in the Eagle Ford Shale project in South Texas.  The consideration for the transaction was $1.08 billion in cash, plus an additional $40 million payment adjustment at closing.  In addition, CNOOC Limited has agreed to fund 75% of Chesapeake’s share of drilling and completion costs up to $1.08 billion, which Chesapeake expects to occur by year-end 2012.

Aubrey K. McClendon, Chesapeake’s Chief Executive Officer, commented, “We are very pleased to have partnered with CNOOC Limited in completing our fifth industry shale development transaction.  We look forward to accelerating the development of this large domestic oil and natural gas resource, resulting in a reduction of our country’s oil imports over time, the creation of thousands of high-paying jobs in the U.S. and the payment of very significant local, state and federal taxes.”

Fu Chengyu, Chairman of CNOOC Limited, stated, “We are delighted to close the transaction and further grow our business in line with our overseas development strategy.  With our partner’s expertise and experience in the shale oil and natural gas development, I believe the project will bring substantial benefits to both parties.”

Chesapeake’s advisor on the transaction was Jefferies & Company, Inc., and CNOOC Limited’s advisor was Tudor, Pickering, Holt & Co. Securities, Inc.

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding expected future events.  Actual results could differ materially as a result of a variety of risks and uncertainties.  While forward-looking statements are based on assumptions and analyses made by us that we believe to be reasonable under the circumstances, a number of risks and uncertainties could cause our actual results and future developments to differ materially from our predictions and expectations.  See “Risks Related to Our Business” in Chesapeake's Prospectus Supplement filed with the U.S. Securities and Exchange Commission (SEC) on August 10, 2010 for a discussion of risk factors that affect our business and could affect the project cooperation agreement.  Further discussion of risks and uncertainties can also be found in CNOOC Limited’s 2009 Annual Report on Form 20-F filed with the SEC on April 23, 2010.  We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this news release, and we undertake no obligation to update this information.

Chesapeake Energy Corporation is the second-largest producer of natural gas and the most active driller of new wells in the U.S.  Headquartered in Oklahoma City, the company's operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S.  Chesapeake owns leading positions in the Barnett, Fayetteville, Haynesville, Marcellus and Bossier natural gas shale plays and in the Granite Wash, Eagle Ford, Niobrara and various other unconventional liquids plays.  The company has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets.  Further information is available at www.chk.com.

For further inquiries to Chesapeake, please contact:

Jeffery L. Mobley, CFA (investor contact) Tel: 405-767-4763 Email: jeff.mobley@chk.com	John J. Kilgallon (investor contact) Tel: 405-935-4441 Email: john.kilgallon @chk.com	Jim Gipson (media contact) Tel: 405-935-1310 Email: jim.gipson@chk.com
CNOOC Limited is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world.  Headquartered in Hong Kong, CNOOC Limited mainly engages in exploration, development, production and sales of oil and natural gas and has four major production areas in offshore China, which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea.  In addition, it is one of the largest offshore crude oil producers in Indonesia.  CNOOC Limited also has upstream assets in Nigeria, Australia and other countries.  Further information is available at www.cnoocltd.com.

For further inquiries to CNOOC Limited, please contact:

Mr. Jiang Yongzhi Joint Company Secretary, General Manager of Investor Relations CNOOC Ltd Tel: +86-10-8452-1731 Fax: +86-10-8452-1441 Email: Jiangyzh2@cnooc.com.cn	Ms. Sharon Fung Ketchum Newscan Public Relations Ltd Tel: +852-3141-8082 Fax: +852-2510-8199 Email: sharon.fung@knprhk.com

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